January 24, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Larry L. Greene

Re:	Blackstone Real Estate Income Fund
Registration Statement on Form N-2, File Nos. 811-22900 and 333-191736
Blackstone Real Estate Income Fund II
Registration Statement on Form N-2, File Nos. 811-22907 and 333-191906
Blackstone Real Estate Income Master Fund
Registration Statement on Form N-2, File No. 811-22908

Ladies and Gentlemen:

On behalf of Blackstone Real Estate Income Fund (“BREIF I”), Blackstone Real Estate Income Fund II (“BREIF II”) and Blackstone Real Estate Income Master Fund (the “Master Fund”, together with BREIF I and BREIF II, the “Funds”), the Funds confirm that the following response to Comment 11 contained in the Funds’ correspondence filings submitted on November 27, 2013 and January 22, 2014 will be incorporated into the prospectuses (the “Prospectuses”) to be filed by BREIF I and BREIF II pursuant to Rule 497(h) under the Securities Act of 1933, as amended. For convenience of reference, Comment 11 of the staff (the “Staff”) of the Securities and Exchange Commission has been reproduced herein.

Prospectus Summary

Fund Expenses

1.	Disclosure under this sub-caption indicates that the Fund is responsible for its own expenses, including finders, consulting, research, and investment-related due diligence (including related travel). Explain to the staff why these expenses are not borne by the adviser.

In response to the Staff’s comment, the Funds will revise the subcaption entitled “Fund Expenses” in each Prospectus to state:

The Fund will bear its own expenses, including but not limited to all expenses of operating the Fund; fees and expenses paid to the Administrator and the custodian; fees and expenses for accounting, brokerage, custody, transfer, registration, insurance, interest and other expenses incurred in respect of Fund borrowings and guarantees; its Board of Trustees; legal services, audit services, tax preparation, investment banking, commissions, ~~consulting,~~ risk management, ~~research,~~ reporting, ~~investment-related due diligence (including related travel),~~ insurance, indemnification and litigation-related expenses, compliance-related matters and regulatory filings (including, without limitation, regulatory filings of the Investment Manager and its affiliates relating to the Fund and its activities); internal administrative and/or accounting expenses and related costs or charges specifically attributable to the Fund’s activities; other expenses associated with the acquisition, holding, monitoring, and disposition of investments; certain technology costs, including hardware and software; ~~consulting fees related to the portfolio management and risk management of the Fund;~~ tax and other operational expenses, such as broker-dealer expenses; extraordinary expenses; expenses of loan servicers and other service providers; and the costs and expenses of any litigation involving the Fund or entities in which it has an investment.

In addition, in response to the Staff’s comment, the Funds will revise the subcaption entitled “Master Fund Expenses” in each Prospectus to state:

The Master Fund will bear its own fees and expenses, including the Management Fee. It also pays fees and expenses incidental to the purchase, holding and sale of interests in, and bears a pro rata share of the fees and expenses of, any portfolio holding and recurring investment expenses, including custodial costs, brokerage costs and interest charges with respect to investments and any other expenses which the Board of Trustees determines to be directly related to the investment of the Master Fund’s assets~~, including investment-related due diligence expenses (including, but not limited to, travel expenses)~~.

Moreover, in response to the Staff’s comment, the Funds respectfully note that disclosure relating to “finders” expenses as noted in Comment 11 has already been removed from each Fund’s registration statement.

Please call Sarah Cogan (212-455-3575) or Rafael Vasquez (212-455-3566) with any questions you may have regarding this filing.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP

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